SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. __)*

Baywood International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

073260408

(CUSIP Number)

Kenneth Henderson, Esq.

Bryan Cave LLP

1290 Avenue of the Americas

New York, NY 10104

212-541-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 5, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only) GCE Property Holdings, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,352,941 shares of Common Stock
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,352,941 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,352,941 shares of Common Stock
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.6%
14		TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This Schedule 13D relates to shares of common stock, par value $0.001 per share (the

“Common Stock”) of Baywood International, Inc., a Nevada corporation (the “Issuer”). The principal executive office of the Issuer is 9380 E. Bahia Drive Suite A201, Scottsdale, Arizona 85260.

Item 2. Identity and Background.

(a)          This Schedule 13D is filed on behalf of GCE Property Holdings, Inc., a Delaware corporation (the “Reporting Person”).

(b)          The principal address of the Reporting Person is 1290 Avenue of the Americas, New York, NY 10104.

(c)          The principal business of the Reporting Person is investing in real estate and private equity opportunities.

(d)          The Reporting Person has not, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is organized in Delaware.

Item 3. Source and Amount of Funds or Other Consideration.

Available working capital was utilized to purchase the securities referred to in this Schedule 13D. The total amount of the funds used to make the purchases described in Item 5 was $1,000,000.00. The investment to which this filing relates occurred pursuant to a private placement investment in the Issuer on September 5, 2008 (the “Private Placement”). Such investment (along with the underlying transaction documents) was disclosed by the Issuer in a Form 8-K filed with the Securities and Exchange Commission on September 11, 2008.

Item 4. Purpose of Transaction.

The shares of Common Stock beneficially owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make additional purchases of Common Stock either in the open market or in private transactions depending on the Reporting Person’s evaluation of the Issuer’s business, prospects, financial condition, the market for the Common

Stock, other opportunities available to the Reporting Person, general economic conditions, money and stock market conditions and other future developments and considerations. Depending on the same factors, the Reporting Person may decide to sell all or part of the Reporting Person’s investment in the Common Stock. The Reporting Person will continue to evaluate the performance of the Reporting Person’s investment in the Common Stock as an investment in the ordinary course of business.

Item 5. Interest in Securities of the Issuer.

(a)       The Reporting Person currently beneficially owns an aggregate of 2,352,941 shares of Common Stock. Based on 8,549,056 shares of Common Stock of the Issuer outstanding as of December 22, 2008, plus 1,176,471 shares of Common Stock issuable upon the conversion of a promissory note issued to the Reporting Person in the Private Placement, plus 1,176,470 shares of Common Stock issuable upon the exercise of warrants issued to the Reporting Person in the Private Placement, the Reporting Person holds approximately 21.6% of the issued and outstanding Common Stock of the Issuer.

Of the foregoing 2,352,941 shares of Common Stock currently beneficially owned by the Reporting Person, 1,176,471 shares of Common Stock are issuable upon the conversion of a promissory note issued to the Reporting Person in the Private Placement and 1,176,470 shares of Common Stock are issuable upon the exercise of warrants issued to the Reporting Person in the Private Placement. The Reporting Person has the right to acquire all such shares of Common Stock within 60 days.

(b)       Rows (7) through (10) of the cover page to this Schedule 13D sets forth (i) the number of shares of Common Stock as to which there is sole power to vote or direct the vote and/or to dispose or direct the disposition (including the number of shares of Common Stock as to which there is a right to acquire exercisable within 60 days) and (ii) the number of shares of Common Stock as to which there is shared power to vote or direct the vote or to dispose or direct the disposition.

(c)(d)(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Private Placement, the Reporting Person received Units, with each Unit consisting of (i) $100,000 principal amount of 12% Subordinated Notes and (ii) Warrants to purchase 117,647 shares of Common Stock with an initial exercise price of $0.85 per share, subject to adjustment. The Warrants expire on the fifth anniversary of the initial issuance date of the Warrants. The Reporting Person invested $1,000,000 in the Private Placement and therefore received (i) Warrants exercisable for 1,176,470 shares of Common Stock and (ii) 12% Subordinated Notes in the aggregate principal amount of $1,000,000 which are due on the earlier of (a) September 4, 2009 or (b) no more than 15 business days following the closing of a debt or equity financing or series of debt or equity financings in which the Issuer receives at least $4,000,000 of gross proceeds. At any time, the Reporting Person may convert all or any part of the principal amount outstanding under the 12% Subordinated Notes into shares of Common Stock at a conversion price of $0.85 per share, subject to adjustment.

Pursuant to a Side Letter Agreement dated September 5, 2008, the Issuer granted the investors in the Private Placement (including the Reporting Person) registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrants and issuable upon conversion of the 12% Subordinated Notes.

Also in connection with the Private Placement, the Reporting Person entered into a Guaranty, dated September 5, 2008, with O. Lee Tawes, III, a large shareholder and director of the Issuer, in which Mr. Tawes provided a personal guaranty to the Reporting Person covering the performance and payment of the Issuer’s obligations related to the 12% Subordinated Notes held by the Reporting Person until such time that (i) the Reporting Person exercises its rights under the Put Agreement, dated September 5, 2008, between Mr. Tawes and the Reporting Person (the “Put Agreement”), and receives all unpaid principal and interest under the 12% Subordinated Notes held by the Reporting Person or (ii) all obligations owed to the Reporting Person under the 12% Subordinated Notes held by the Reporting Person have been satisfied in full.

Pursuant to the Put Agreement, Mr. Tawes agreed to grant the Reporting Person the right to require Mr. Tawes to purchase, in his individual capacity, the 12% Subordinated Notes held by the Reporting Person prior to maturity at any time following an event of default under the 12% Subordinated Notes.

The Warrants, 12% Subordinated Notes and Guaranty issued to the Reporting Person, as well as the Side Letter Agreement and Put Agreement entered into by the Reporting Person, are identical in all material respects with the forms of such documents which were previously filed as exhibits to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 11, 2008.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Common Stock Purchase Warrant, dated September 5, 2008. (1)

Exhibit 2 – 12% Subordinated Note, dated September 5, 2008. (1)

Exhibit 3 – Side Letter Agreement, dated September 5, 2008. (1)

Exhibit 4 – Guaranty, dated September 5, 2008. (1)

Exhibit 5 – Put Agreement, dated September 5, 2008. (1)

____________________________________

(1) Previously filed as an exhibit to the Issuer’s Form 8-K filed with the Securities and Exchange Commission on September 11, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2009

GCE PROPERTY HOLDINGS, INC.

By:	/s/ Gil Erez
	Name:	Gil Erez
	Title:	Vice President